Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

IM Cannabis Corp. (the “Company”)
Kibbutz Glil Yam
Central District 4690500 Israel

Item 2: Date of Material Change

October 3, 10 and 11, 2023.

Item 3: News Release

A news release was issued by the Company via Newswire on October 13, 2023, and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company, through its wholly owned subsidiaries, IMC Holdings Ltd. (“IMC HoldCo”) and Rosen High Way Ltd. (“Rosen High Way”), secured C$1,390,000 in short-term debt.

The Company, through IMC HoldCo, entered into a series of short-term loans on October 3rd, 10th and 11th, respectively, for aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000) from certain lenders, including a director and officer of the Company. Four of the loans, totaling aggregate gross proceeds of NIS 3,082,000 (approximately C$1,050,000), bear interest at an annual rate of 18% and mature six months from the date of issuance. These loans have associated fees and commissions of 4% per annum for an application fee and 4% per annum for an origination fee.

The Company, through Rosen High Way, entered into the final loan, totaling aggregate gross proceeds of NIS 1,000,000 (approximately C$340,000). The final loan bears interest at an annual rate of 20%, matures six months from the date of issuance and is secured against certain assets of the Company and its subsidiaries.

Item 5.1: Full Description of Material Change

Out of the aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000), Oren Shuster, a director and officer of the Company (the “Participating Insider”) loaned an amount of NIS 500,000 (approximately C$170,000) to IMC HoldCo (the “PI Loan”).

The participation of the Participating Insider in the loan constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the PI Loan, the Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the PI Loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The Company did not file a material change report in respect of the PI Loan more than 21 days before entering into the PI Loan as the shorter period was necessary to permit the Company to obtain the necessary funding in a timeframe consistent with usual market practice for a transaction of this nature.

The loans were completed to provide short term capital to the Company and the Company plans to use the proceeds from the loans for general working capital purposes.

Aside from the PI Loan, the loans were negotiated on an arm’s length basis.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Michal Lebovitz
Corporate Secretary
Phone: +972-54-2815033
Email: michal.l@imcannabis.com

Item 9: Date of Report

November 9, 2023.